Exhibit 99.3

FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

The Very Good Food Company Inc. (the “Company”)

2748 Rupert Street

Vancouver, BC V5M 3T7

Item 2 Date of Material Change

June 7, 2021

Item 3 News Release

A news release disclosing the material change was issued through Newsfile Corp. on June 7, 2021.

Item 4 Summary of Material Change

On June 7, 2021, the Company entered into a loan agreement for up to C$70,000,000 (the “Loan Agreement”) with Waygar Capital Inc., as agent for Ninepoint Canadian Senior Debt Master Fund L.P. (the “Lender”), for a senior secured credit facility (the “Credit Facility”). The Credit Facility consists of a revolving credit facility available to a maximum of C$20,000,000 (the “Revolving Loan”) and a term loan of a maximum of C$50,000,000 (the “Term Loan”).

Item 5.1 Full Description of Material Change

On June 7, 2021, the Company entered into the Loan Agreement with the Lender for the Credit Facility. The Credit Facility consists of the Revolving Loan and the Term Loan. The maximum amount available under the Revolving Loan is C$5,000,000 and may be increased up to C$20,000,000 in accordance with the terms of the Loan Agreement.

The Credit Facility will be used for working capital, general corporate purposes, acquisitions and, in the case of the Term Loan, to support the purchase of equipment at the Company’s production facilities.

The following description of certain material provisions of the Loan Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Loan Agreement, a copy of which is filed on SEDAR at www.sedar.com.

The Credit Facility matures on June 7, 2023, at which time the outstanding balance of the Credit Facility and all unpaid accrued interest will become due and payable. The Company has an option to extend such date for an additional 12 months on terms and conditions to be mutually agreed to between the Company and the Lender. The Company will pay interest on the unpaid principal amount of outstanding advances at the rate of 9.95% per annum, calculated daily and compounded monthly.

The repayment of the Credit Facility and the payment of other amounts under the Loan Agreement are secured by a first-priority security interest on substantially all of the Company’s assets. The Company’s subsidiaries, The Very Good Butchers Inc., The Cultured Nut Inc., 1218169 B.C. Ltd., 1218158 B.C. Ltd., Lloyd-James Marketing Group Inc. and VGFC Holdings LLC, are guarantors under the Loan Agreement.

In connection with the Loan Agreement, the Company issued 225,000 warrants (the “Warrants”) to the Lender. Each Warrant is exercisable for one common share in the capital of the Company at an exercise price of C$5.62, subject to adjustment, until June 7, 2026.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Kamini Hitkari

Chief Financial Officer

Investor Relations:

Edge Communications Group

Invest@verygoodbutchers.com

1-855-472-9871

Item 9 Date of Report

June 14, 2021